UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has welcomed recent results from studies presented at the annual American College of Cardiology Scientific Session in Atlanta, March 11-14.  Several clinical trials and registries offered data that indicated a positive numerical trend in the performance of the TAXUS® Express2™ paclitaxel-eluting stent system when used in complex patients.  Studies ranged from larger, real-world registries to smaller clinical trials and compared the TAXUS Express2 stent system to bare-metal stent control groups and to competitive drug-eluting stent systems.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 29, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, March 29, 2006

ACC DATA SHOW NUMERICAL TREND FAVORING
TAXUS® CORONARY STENT SYSTEM

Diabetics and other complex patients see strong results with TAXUS stents

Vancouver, BC- March 29, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”) has welcomed recent results from studies presented at the annual American College of Cardiology Scientific Session in Atlanta, March 11-14.  Several clinical trials and registries offered data that indicated a positive numerical trend in the performance of the TAXUS® Express2™ paclitaxel-eluting stent system when used in complex patients.  Studies ranged from larger, real-world registries to smaller clinical trials and compared the TAXUS Express2 stent system to bare-metal stent control groups and to competitive drug-eluting stent systems.

STENT REGISTRY DIABETIC DATA

The STENT Registry showed nine-month results from 5,566 patients at eight coronary centers in the United States who received either a TAXUS Express2 paclitaxel-eluting coronary stent system or a Cypher® stent system.  The registry included 1,680 diabetic patients, nearly 500 of whom were insulin-treated diabetics.  Among insulin-treated diabetics, the results demonstrated a numerical trend toward improved survival and lower overall Major Adverse Cardiac Events (MACE) rate for patients who received a TAXUS stent system versus those who received a Cypher stent system.  In the less complex non-insulin treated diabetic population, the stents showed equal performance.

Among the study’s diabetic patients, the TAXUS stent system was used in more complex lesions than Cypher.  The TAXUS patients had a slightly higher ACC risk score, smaller vessels and longer lesions than Cypher patients.  Despite the higher complexity of the TAXUS patients, the results favored the TAXUS stent system over the Cypher stent system in each of the study’s MACE categories for insulin-treated diabetics.  In these patients, the MACE rate was a composite of death (2.1 percent for TAXUS versus 5.7 percent for Cypher), myocardial infarction (MI, or heart attack) (1.3 percent for TAXUS versus 1.9 percent for Cypher), and target vessel revascularization (TVR) (3.4 percent for TAXUS versus 4.2 percent for Cypher).  The overall MACE rate in these patients also trended in favor of TAXUS (6.0 percent versus 10.7 percent for Cypher).

REWARD REGISTRIES

In a study  of 3,115 consecutive diabetic patients, Ron Waksman, M.D., Associate Director, Division of Cardiology, Washington Hospital Center and the Director of Experimental Angioplasty and Vascular Brachytherapy for the Cardiovascular Research Institute at the Washington Hospital Center, Washington, D.C., concluded that treating these patients with either a sirolimus-eluting stent (Cypher) or a paclitaxel-eluting stent (TAXUS) was associated with similar six-month outcomes, regardless of insulin therapy.  Patients in the TAXUS group had undergone more previous percutaneous coronary interventions (PCI), experienced more prior acute myocardial infarctions and/or had more complex, ACC/AHA Type C lesions.  While there was no significant difference in the study’s primary endpoint of TVR/MACE, the study did find a statistically significant difference in the rate of stent thrombosis between the two stents.  The overall stent thrombosis rate in the TAXUS group was 0.6 percent, compared to 1.5 percent in the Cypher group (P=0.03).

ARRIVE II REGISTRY

ARRIVE II studied more than 5,000 consecutively enrolled patients across 53 sites in the U.S., including patients with complex lesions (65 percent), multiple stents (38 percent) and diabetes (32 percent). The diabetic sub-population analysis demonstrated positive results, showing an overall TAXUS-related major cardiac event rate of 3.3 percent and a re-intervention rate of 1.9 percent.

TAXUS IV, V AND VI META-ANALYSES

In a meta-analysis of TAXUS IV, V and VI incorporating intravascular ultrasound data from 730 patients, Neil J. Weissman, M.D., director of the Cardiac Ultrasound and Ultrasound Core Laboratories at the Cardiovascular Research Institute at Washington Hospital Center and associate professor of medicine at Georgetown University School of Medicine in Washington, D.C., concluded that “treatment with the TAXUS stent neutralizes the impact of diabetes on tissue regrowth and restenosis.”  Weissman cites a rate of 11.6 percent tissue re-growth in patients who do not have diabetes and have received a TAXUS stent, compared to an equivalent rate of 13.7 percent in patients who do have diabetes.  The amount of tissue regrowth in diabetic patients treated with the TAXUS stent was also markedly less than diabetic patients treated with bare-metal stents (13.7 percent versus 34.6 percent).

In a separate meta-analysis of TAXUS IV and V consisting of 674 patients, the trial’s Principal Investigator, Gregg W. Stone, M.D., Professor of Medicine, Columbia University Medical Center in New York, reported that small reference vessel diameter and long lesion length remain strong predictors of clinical and angiographic restenosis after implantation of a paclitaxel-eluting stent.  However, treatment with a TAXUS stent significantly reduced the impact of diabetes on restenosis.  Among diabetics, the target lesion revascularization (TLR) rate with a bare-metal stent at one year was 20.4 percent, compared to 9.2 percent with the TAXUS stent.

STRONG PERFORMANCE IN IN-STENT RESTENOSIS

TAXUS V ISR1 is a prospective, randomized, open-label, controlled study of 396 patients at 37 sites in the United States designed to assess the TAXUS stent slow-release formulation paclitaxel-eluting coronary stent system in reducing in-stent restenosis (the re-growth of diseased tissue into a previously stented artery) versus intracoronary brachytherapy (radiation delivered directly to the lesion).  The study met its primary endpoint of improved nine-month target vessel revascularization (TVR), which was significantly lower in the TAXUS stent group (10.5 percent), as compared to the control group (17.5 percent).  The study demonstrated a nine-month target lesion revascularization (TLR) rate of 6.3 percent in the TAXUS stent group, as compared to 13.9 for the control group.  The study demonstrated an 11.5 percent MACE rate for the TAXUS stent group, as compared to 20.1 percent rate for the control group.  Of note, 40 percent of the patients in the TAXUS stent group were diabetics versus 30.3 percent in the control group (p=0.04).

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com

1 CAUTION – The TAXUS® Express2™ paclitaxel-eluting stent system is considered investigational in the United States for use in treating in-stent restenosis and for this indication is limited by Federal Law to investigational use only.